Fresh Harvest Products, Inc.

280 Madison Avenue, Suite 1005

New York, New York 10016

(212) 889-5904

January 29, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:         Fresh Harvest Products, Inc.

Registration Statement on Form SB-2 filed on May 12, 2006

File No. 333-134076

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), please consider this correspondence as an application to the United States Securities and Exchange Commission (the “Commission”) for an order permitting Fresh Harvest Products, Inc. (the “Registrant”) to withdraw the subject Registration Statement on Form SB-2 filed by the Registrant on May 12, 2006. The Registrant is requesting withdrawal because the Registrant has determined that it would be more advantageous for it to have a more significant operating history before it conducts its initial public offering and as such, the registration statement should not be made effective at this time.

No securities were sold in connection with the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

The Registrant further requests that all fees paid to the Commission with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact Thomas E. Boccieri, Esq., legal counsel to the Registrant at 201-983-2024. Please provide a copy of the order consenting to this withdrawal to Mr. Boccieri by facsimile transmission at 201-265-6069.

Sincerely,

/s/ Michael Jordan Friedman

Michael Jordan Friedman

President and Chief Operating Officer